--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                               (FINAL AMENDMENT)
                            ------------------------

                   CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
                            (NAME OF SUBJECT ISSUER)

                         EVEREST REALTY INVESTORS, LLC
                                    (BIDDER)

                               UNITS OF INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               W. ROBERT KOHORST

                         EVEREST REALTY INVESTORS, LLC
                          3280 E. FOOTHILL BLVD., #320
                           PASADENA, CALIFORNIA 91107
                                 (818) 585-5920
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    COPY TO:

                            PETER J. TENNYSON, ESQ.
                             STEPHEN D. COOKE, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200
                            ------------------------

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION*: $9,200,000                  AMOUNT OF FILING FEE: $1,840

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS AMOUNT ASSUMES THE PURCHASE OF 80,000 UNITS OF INTEREST OF THE SUBJECT PARTNERSHIP FOR $115 PER UNIT IN CASH. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11(D) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDER.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: $1,840       FILING PARTY: EVEREST REALTY INVESTORS, LLC

FORM OR REGISTRATION NO.: SCHEDULE 14D-1           DATE FILED: NOVEMBER 18, 1996
--------------------------------------------------------------------------------

                             INDEX TO EXHIBITS: N/A

CUSIP No.: NONE             14D-1

-------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Everest Realty Investors, LLC
-------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                          (b)  [ ]
-------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------
 4   SOURCES OF FUNDS
     AF
-------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                   [ ]
-------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     489 Units
-------------------------------------------------------------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                            [ ]
-------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) Approximately .24%. (Based on 200,000 Units
     reported as outstanding as of December 31, 1995).
-------------------------------------------------------------------
10   TYPE OF REPORTING PERSON
     OO
-------------------------------------------------------------------

                       AMENDMENT NO. 2 TO SCHEDULE 14D-1

     This Amendment No. 2 constitutes the final Amendment to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on November 18, 1996, as amended by Amendment No. 1 filed with the Commission on December 6, 1996, by Everest Realty Investors, LLC, a California limited liability company (the "Purchaser") (the "Schedule 14D-1"), relating to the offer by the Purchaser to purchase up to 80,000 units of interest ("Units") in CIGNA Income Realty - I Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $115 per Unit, less the amount of Distributions (as defined in the Offer to Purchase dated November 18, 1996), if any, made by the Partnership after the distribution from operations for the third quarter of 1996 to the date on which the Purchaser purchases the tendered Units, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 1996, as it may be supplemented or amended from time to time (the "Offer to Purchase"), including the Supplemental Letter to Offer to Purchase dated December 6, 1996 (the "Supplement"), and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which together with the Offer to Purchase and the Supplement, constitute the "Offer"). Terms not otherwise defined herein shall have the meaning given to them in the
Schedule 14D-1 and the Offer to Purchase. The following items are amended as follows:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Items 6(a) and (b) are hereby amended by adding the following:

          The offer expired according to its terms at 12:00 midnight, New York City time, on Tuesday, December 17, 1996. Promptly thereafter, the Purchaser gave notice to the Depositary of its acceptance for payment in accordance with the terms of the Offer, of all Units that had been validly tendered and not withdrawn prior to the expiration of the Offer. According to the Depositary's preliminary count, approximately 489 Units had been tendered.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 1996                  EVEREST REALTY INVESTORS, LLC

                                          By: EVEREST REALTY MANAGEMENT,
                                              LLC, Manager

                                          By: /s/ W. ROBERT KOHORST
                                              ----------------------------------
                                                  W. Robert Kohorst
                                                  President



                                        3